SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM 1-A /A

24-10086

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

PATRICK M. FLANNERY
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

By this post-qualification amendment, Associated Grocers of Maine, Inc. terminates this Regulation A offering statement having ceased engaging in sales with respect to securities thereunder on July 31, 2006.

SIGNATURES:

The issuer has duly caused this post-effective amendment to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on August 8, 2006.

ASSOCIATED GROCERS OF MAINE, INC.

By: ______________________________
Patrick M. Flannery, its President
and Chief Executive Officer

This post-effective amendment to the offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Patrick M. Flannery, President and
Chief Executive Officer

____
Ronald Cloutier, Chief Financial Officer

Thomas Barber, Director	John Beaupre, Director
Craig Burgess, Director	Philip Chabot, Director
Frederick Crowe, Director	Arthur Markos, Director
John Robichaud, Director	David Sleeper, Director
Gary Sukeforth, Director	